September 19, 2018

Trecia Canty
Senior Vice President, General Counsel and Secretary
PBF Logistics LP
One Sylvan Way, Second Floor
Parsippany, NJ 07054

       Re: PBF Logistics LP
           Registration Statement on Form S-3
           Filed September 14, 2018
           File No. 333-227366

Dear Ms. Canty:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
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